Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia

EMX Royalty Corporation
Effective date of the report: June 19, 2018
Report Date: February 26, 2021

Prepared by: Kevin Francis SME RM

Mineral Resource Management LLC

Highlands Ranch, CO

Prepared for: EMX Royalty Corporation

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Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Contents

1.	Summary	1
1.1	Introduction	1
1.2	Geology and Mineral Resource Estimates	2
1.3	Mineral Processing and Metallurgical Testing	4
1.3.1	Upper Zone	4
1.3.2	Lower Zone	6
1.4	Mineral Reserve	6
1.5	Cash Flow Summary	7
2.	Introduction	10
2.1	Scope of Work	10
2.2	Terms of Reference	11
2.2.1	Geology and Resource	11
2.3	Personal Inspection of Timok Property by Mineral Resource Management	11
3.	Reliance on Other Experts	12
3.1	Limitations and Reliance on Information	12
3.2	EMX Royalty Interest	13
4.	Property Description and Location	15
4.1	Property Location	15
4.2	Ownership History	16
4.3	Property Permits and Licenses	19
4.4	Project Footprint and Land Requirements	20
4.5	State Royalty and EMX Royalty Agreements	21
4.4.1	EMX Royalty	21
5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography	23
5.1	Accessibility	23
5.2	Climate	23
5.3	Local Resources	23
5.4	Physiography	24
5.5	Infrastructure	24
6.	History	25
6.1	Introduction	25
6.2	Exploration 2004 – 2016	26
6.3	Historical Production	28
7.	Geological Setting and Mineralization	29

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Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

7.1	Regional Geology	29
7.2	Property Geology	32
7.3	Mineralized Zones	37
7.3.1	Timok Upper Zone	37
7.3.2	Timok Lower Zone	39
7.4	Upper Zone Alteration	40
7.5	Lithology	42
7.6	Structural Geology	43
7.6.1	Regional Scale	43
7.6.2	Local Scale	45
7.6.3	Deposit Scale	47
8.	Deposit Types	49
9.	Exploration	51
10.	Drilling	51
11.	Sample Preparation, Analyses and Security	51
12.	Data Verification	51
13.	Mineral Processing and Metallurgical Testing	51
14.	Mineral Resource Estimates	55
15.	Mineral Reserve Estimates – Upper Zone	58
16.	Mining Methods – Upper Zone	56
17.	Recovery Methods	56
18.	Project Infrastructure	56
19.	Market Studies and Contracts	56
20.	Environmental Studies, Permitting and Social or Community Impact	56
21.	Capital and Operating Costs	56
22.	Economic Analysis	56
23.	Adjacent Properties	56
24.	Other Relevant Data and Information	60
25.	Interpretation and Conclusions	60
26.	Recommendations	60
27.	References	60
28.	Definitions and Abbreviations	63
29.	Certificate of Qualified Person	66

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Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

List of Tables

Table 1-1: October 26, 2017 Nevsun News Release Reporting of PEA Results Mineral Resource Statement as at April 24, 2017 for the Upper Zone of the Čukaru Peki Deposit	3
Table 1-2: SRK Mineral Resource Statement as at June 19, 2018 for the Lower Zone of the Čukaru Peki Deposit	4
Table 1-3: Mineral Reserve Statement, Čukaru Peki Deposit, Republic of Serbia, March 8, 2018	7
Table 1-4: Cash Flow Summary (US$)	9
Table 7-1: Indicator Minerals for Alteration Assemblages	40

List of Figures

Figure 4.1: Location of the Bor Project and Associated Licenses	16
Figure 4.2: Organizational Flow Chart of Permit and Royalty Ownership	18
Figure 4.3: Project Exploration and Mining License Location Map	20
Figure 4.4: EMX Royalty Interests and Exploration License Location Map	22
Figure 6.1: Line 60 CSAMT Geophysical Survey, Looking North-Northwest	27
Figure 7.1: Tectonic Map of the Western Eurasia Continental Margin	30
Figure 7.2: Geological Map of the Carpathian-Balkan Orogen Showing the Five Segments of ABTS Belt and Timok Deposit	31
Figure 7.3: Simplified Geological Map of the Timok Magmatic Complex, Showing the Position of the Timok Deposit and the Rakita Licenses	34
Figure 7.4: Geology Map of Bor District Showing the Location of the Known HS Epithermal and Porphyry Deposits	36
Figure 7.5: Cross-Section through the Čukaru Peki and Underlying Timok Lower Zone Deposit	37
Figure 7.6: High Grade Covellite Breccia in Massive Pyrite - Hole FTMC1223 480.9 to 484.4 m	38
Figure 7.7: Massive Sulfide, Veins and Stockwork in More Coherent Andesitic Rock - Hole TC170150 at 549.5 to 5536.208 m	38
Figure 7.8: Probably Early Hydrothermal Breccia Matrix Filled by Covellite-Pyrite Mineralization in Advanced Argillic Altered Andesite. Hole FTMC1223 at 698 m	39
Figure 7.9: Typical Alteration Zonation Section Through Čukaru Peki UZ Looking Northwest, Showing the Geology, Alteration and Mineralized Units	41
Figure 7.10: Principal Tectonic Units (and Tertiary Cover - Basins) and Structures of the Carpatho- Balkan Region of Eastern Serbia	44
Figure 7.11: Preliminary Seismic Interpretation (top) and Section Reference (bottom) Illustrating Numerous Faults, Looking North-Northwest	46
Figure 7.12: 3D (Plan) Image of Major Deposit-Scale Faults Interpreted at Čukaru Peki	48
Figure 8.1: Plan and Cross-Section of the Mineralization in the Bor Mining District	50
Figure 23.1: Zijin (former Reservoir Minerals) JV and 100%-Owned Properties, Timok Magmatic Complex	58

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Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

1. Summary

1.1 Introduction

EMX Royalty Corporation (“EMX” or the “Company”) is required by Canadian Securities Administrators (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to prepare and file with certain Canadian securities commissions a Technical Report on the Timok Project (the “Project” or “Timok Project”) with respect to its royalties on future production from the Project. The Project is located in the Bor District of eastern Serbia and is owned and operated by Zijin Mining Group Co., Ltd. (“Zijin”), a publicly- traded company listed on the Hong Kong stock exchange.

EMX’s royalty on the Project initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovać West, to Reservoir Capital Corp. (“Reservoir Capital”), for uncapped net smelter return (“NSR”) royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital later transferred those interests to Reservoir Minerals Inc. (“Reservoir Minerals”). Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction only as provided in the royalty agreement) covering the Brestovać and Jasikovo-Durlan Potok properties (see EMX news releases dated February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.

Thus, this report has been prepared by Kevin Francis of Mineral Resource Management LLC (“MRM”) for EMX which holds royalty interests (not direct ownership) in the Project. Mining companies are not (typically) required to, and as a matter of practice, do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. Zijin has not made any information available to EMX despite several requests. Therefore, access to information and details regarding the Project is limited to what is available in the public domain.

Pursuant to Part 9.2(2) of NI 43-101, the qualified person (“QP”) preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform an onsite visit of the Project, nor is the QP required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property. EMX is relying on the exemption available under Part 9.2(2) of NI 43-101 for the completion of this NI 43-101 Technical Report.

Zijin stated in their 2019 Annual Report, issued March 22, 2020, that they “guarantee the production commencement of the Timok Copper and Gold Mine by the end of the second quarter of 2021 and production capacity will be reached by 2023.” On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. “CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China’s Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021.”

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

All dollar amounts stated in this document are United States Dollars.

1.2 Geology and Mineral Resource Estimates

The Čukaru Peki Upper Zone (“UZ”) is a copper-gold deposit located within the central zone (or Bor District) of the Timok Magmatic Complex. The Timok Magmatic Complex is located within the central segment of the Late Cretaceous Apuseni-Banat-Timok-Srednogorie magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The Apuseni- Banat-Timok-Srednogorie belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt, which lies along the southern Eurasian continental margin and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria to the Black Sea.

The UZ deposit comprises two different styles of copper-gold mineralization - the Upper Zone and the Lower Zone.

The mineral resource estimate for the Upper Zone was reported in an October 26, 2017 news release issued by a previous owner of the Project, Nevsun Resources Ltd., as follows.

Nevsun announced that all drilling data available for the Timok Upper Zone Project as of April 24, 2017 was made available to SRK Consulting (Canada) Inc. In comparison with the previous March 2016 mineral resource estimate issued by Nevsun, the new database includes an additional 52 exploration and resource drill holes resulting in an additional 36,639 meters. The total drilling as of April 24, 2017 consisted of 180 holes for 100,338 meters.

According to Nevsun, the mineral resource was evaluated based on a resource NSR ("RscNSR") cut off value based on copper, gold and arsenic, using a copper price of $3.49/lb and gold price of $1,565/oz using long term consensus forecasts with a 20% uplift as appropriate for assessing eventual economic potential of Mineral Resources. Assumed technical and economic parameters selected were based on the results of the preliminary economic assessment (“PEA”) study.

SRK considered that the blocks with a RscNSR value greater than $35 have "reasonable prospects for eventual economic extraction" and can be reported as a Mineral Resource. SRK determined a level in the block model (45 meters below the lowest mining production level), based on a 5 meter vertical block increment review, below which the RscNSR falls short of covering this cost. The reported Mineral Resource comprises all material above this elevation without re-applying an RscNSR cutoff value to individual blocks, which prevents the reporting of isolated blocks with >35 USD/tonne RscNSR situated at the base of the model.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The mineral resources were estimated by SRK using ordinary kriging and multiple passes with increasing search radii from 75 m up to 250 m and required at least two drill holes within the search volume to estimate a block grade. A final pass was used to infill any un-estimated blocks that were within 50 m of holes within the 0.2% copper equivalent grade shell.

All estimated blocks were classified as inferred mineral resources due to wide-spaced drilling and the lack of any inclined drill holes.

The 2017 Mineral Resource statement by SRK for the Upper Zone of the Čukaru Peki deposit is shown in Table 1.1.

Table 1-1: October 26, 2017 Nevsun News Release Reporting of PEA Results Mineral Resource Statement as at April 24, 2017 for the Upper Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity	Grade			Metal
		Mt	% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	Ultra-High Grade	0.44	18.7	11.70	0.29	0.082	0.17
	Massive Sulfide	1.70	6.0	4.10	0.29	0.10	0.23
Indicated	Ultra-High Grade	0.95	17.1	11.80	0.24	0.16	0.36
	Massive Sulfide	6.70	5.2	3.40	0.25	0.35	0.73
	Low grade covellite	19.00	1.9	1.10	0.17	0.36	0.70
Measured and Indicated	Ultra-High Grade	1.40	17.6	11.80	0.26	0.24	0.52
	Massive Sulfide	8.40	5.4	3.60	0.26	0.45	0.96
	Low grade covellite	19.00	1.9	1.10	0.17	0.36	0.70
Inferred	Ultra-High Grade	0.45	15.0	10.80	0.16	0.07	0.16
	Massive Sulfide	0.80	4.9	3.40	0.11	0.04	0.09
	Low grade covellite	12.70	1.0	0.44	0.05	0.12	0.18
Total-Measured		2.20	8.6	5.70	0.29	0.19	0.40
Total-Indicated		26.60	3.3	2.10	02.0	0.87	1.80
Total-Measured and Indicated		28.70	3.7	2.40	0.20	1.05	2.20
Total-Inferred		13.90	1.6	0.90	0.06	0.23	0.42

1. The RscNSR value used to report the estimate is $35/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Lower Zone NI 43-101 Mineral Resource reported in the 2018 Hatch PFS is based and reported on a US dollar per tonne cut-off of greater than $25 per tonne. Modeling, resource estimation and tabulation were completed by SRK Consulting (Canada) Inc. The deposit was modelled using Leapfrog and a 0.2% copper equivalent cut-off using 102 drill holes and 14,592 assays. Results were tabulated using a dollar equivalent using $3.00 a pound for copper and $1,400 an ounce for gold, with recoveries of 87% for copper and 69% for gold in the porphyry copper zone based on initial test work performed on representative samples. The mining method is assumed to be by block cave.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The 2018 Mineral Resource statement for the Lower Zone of the Čukaru Peki deposit is shown in Table 1.2.

Table 1-2: SRK Mineral Resource Statement as at June 19, 2018 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6

1. The value used to report the estimate is $25/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

1.3 Mineral Processing and Metallurgical Testing

1.3.1 Upper Zone

As part of the PEA published in 2016 by SRK Consulting (UK), preliminary testing on samples from the Upper Zone, was conducted between November 2015 and March 2016 by SGS Canada Inc.

The flowsheet developed during the 2016 PEA used conventional reagents and achieved good separation of the copper minerals from pyrite and gangue into a sellable bulk copper concentrate, a pyrite concentrate and a gangue tails slurry stream. The pyrite concentrate, containing a significant portion of the gold in the deposit, was to be stored in a dedicated facility for possible later treatment, but for that study it was considered a waste stream.

During the course of the subsequent 2017 updated PEA study, a second test program was completed by SGS on samples from the Upper Zone between September 2016 and September 2017. The emphasis of the test work was to optimize the flotation conditions established in the 2016 PEA and to provide samples to evaluate processing options for a separate high arsenic copper concentrate, referred to as a complex copper concentrate, a low arsenic concentrate and separate pyrite and waste gangue streams.

Later, in a third program, the scope was increased to include: mineralogy, comminution test work, process feed aging test work, bulk flotation test work, further flotation optimization and variability testing, solid-liquid separation testing, and environmental characterization.

A goal of testing for the 2017 study was to optimize the flowsheet selected in the 2016 PEA, which produced two copper concentrates, the low arsenic and a complex concentrate.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

However, during the variability testing program of this study, it was realized by the PEA process group that a proportion of the orebody was not likely to respond well to this two- concentrate production scenario. Testing, and analysis of a simplified flowsheet producing a single bulk concentrate, combining both the high and low arsenic concentrate into a single product, was then carried out and in conjunction with Nevsun’s marketing consultants, a decision was made by the PEA team to change to this simpler, more robust single concentrate approach for the 2017 revised PEA.

During the 2018 PFS design and analysis process, it was also determined by the PFS team that there was no economically viable, proven method for recovering the gold from the pyrite concentrate produced and stockpiled as part of the 2017 PEA model. As a consequence, for this 2018 PFS, apyrite concentrate is not separately produced or stored and all pyrite goes to a combined whole tailing stored in a single lined tailings storage facility. The optimized flowsheet, developed during the current PFS thus uses conventional reagents, applicable to all process feed types and achieves good separation of the copper minerals from pyrite and gangue into a bulk copper concentrate. Should an economic treatment method for recovery of the remaining gold in pyrite be proven at a later date, then the whole tailings, including the contained pyrite, would be retreated to recover the gold, potentially using the copper flotation circuit, which by that time would have ceased operation, to float the pyrite.

During the 2017 PEA Orway Mineral Consultants, in Mississauga, Ontario reviewed the initial grind optimization work and comminution test work and completed a process plant-sizing study. Their report and the SGS flotation and other test results were passed to Ausenco Engineering in Toronto to produce design criteria, flowsheets, layouts and capital and operating cost estimates for a grinding and flotation plant to treat plant feed from the Upper Zone of the Čukaru Peki deposit for the PEA design.

All test work results and study reports from the 2017 PEA were subsequently passed to Hatch Consulting for further optimization, cost estimation, execution planning and completion of this PFS report. XPS of Sudbury, Ontario, were also engaged in mid-2017 to provide a geo- metallurgical assessment of the Čukaru Peki test work and, later, to confirm the relative merits of single concentrate versus dual (low and high arsenic) concentrate production. In February 2018, XPS released a draft report on their current test program in which they confirmed that rougher flotation would be sufficient to produce a single sellable final concentrate in the early years of production.

In addition, four trade-off studies (ToS’s, #1, 2, 3 and 4) were completed as part of the 2017 PEA to define options regarding:

1. Concentrate sale, bulk vs. separate high and low arsenic concentrates.

2. Process options for gold recovery from pyrite.

3. Process options for reduction of arsenic in the complex concentrate.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

4. Definition of concentrate transportation considerations.

As part of ToS #2, samples of the pyrite concentrate were tested to determine the applicability of certain gold recovery processes, i.e. pyrite roasting (“Outotec”) and atmospheric oxidation following fine grinding (“Albion”). The results of the tests and preliminary reports from the respective process technology suppliers were reviewed by Ausenco Engineering of Brisbane who prepared preliminary scoping level, capital and operating cost estimates to assist in determining if the processes for recovery of gold from pyrite would be economic for future consideration. Preliminary indications were that these processes are not economic for Čukaru Peki pyrite grades at this time, but the reviews are ongoing. This work is outside the scope of this PFS.

As part of ToS #3, samples of complex (high As) copper concentrate were tested for various arsenic removal processes, i.e. partial reductive roasting (Outotec), ferric oxidation (“FLSmidth ROL®”) and caustic leaching (“Toowong”). Each process supplier compiled a preliminary report summarizing its potential application. This remains an option for further study.

1.3.2 Lower Zone

A limited amount of metallurgical test work has been performed on the Lower Zone mineralization. In 2016, Aminpro (Aminpro, 2016) performed tests on three types of mineralization found in the Lower Zone: DC1 Overprint, DC2 Mixed Zone and DC3 Primary. Primary, or porphyry copper mineralization is by far the most abundant and most important.

Three types of mineralization were treated from the Lower Zone (“LZ”). The received samples showed that the copper minerals are predominantly chalcopyrite and bornite with increasing chalcopyrite with depth.

The metallurgical test work done at Aminpro-Chile laboratory in Santiago was of conceptual level.

1.4 Mineral Reserve

Mineral Reserve statements are based on material classed as economically recoverable Measured and Indicated Mineral Resources with dilution and mining/processing recovery factors applied. Depletion has been included in these estimates. To the knowledge of MRM, no Proven Mineral Reserves have been declared.

Factors which may affect the Mineral Reserve estimates include commodity prices and valuation assumptions; changes to the proposed sublevel cave design, geotechnical, mining, and processing plant recovery assumptions; appropriate dilution control; changes to capital and operating cost estimates.

The Mineral Reserve statement for the Čukaru Peki deposit from the 2018 Hatch PFS (as defined below) is presented in Table 1.3.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Table 1-3: Mineral Reserve Statement, Čukaru Peki Deposit, Republic of Serbia, March 8, 2018

Description	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	(klbs Cu)	(kOz Au)	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944,074	1,792	47
Total	27,121	3.25	2.06	0.17	1,944,074	1,792	47

Notes:

1. The Mineral Reserves and Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

2. Metal prices used include $3.00/lb Cu and $1,300/oz Au.

3. A Reserve NSR cut-off of $35/tonne was used to optimize the SLC Ring layout.

4. Contained metal figures and totals may differ due to rounding of figures.

1.5 Cash Flow Summary

The cash flow model assumptions, exclusions, revenue and cost buildup of the summary results in Table 1-4 were reported by Nevsun in “National Instrument 43-101 Technical Report: Timok Copper-Gold Project, Serbia: Upper Zone Pre-Feasibility Study and Resource Estimate for the Lower Zone, August 7, 2018 – effective date June 19, 2018”. Note that the assumed 5% Serbian royalty generates $238 million over the proposed life of mine. EMX’s royalty ownership is described in Section 4.4.1   EMX Royalty.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Table 1-4: Cash Flow Summary

Area	Unit	Total/Avg	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Cu Price	$/t	**6,945**	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945	6,945
Au Price	$/t	**1,300**	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300
Tonnes Mined	Mt	**27.1**	-	-	0.01	0.09	1.69	2.94	3.09	3.18	3.15	3.22	3.03	3.08	2.48	1.15	-
Cu Grade	%	**3.3%**	-	-	1.5%	4.4%	8.2%	5.5%	4.4%	4.0%	2.8%	2.2%	1.9%	1.6%	1.4%	1.0%	-
Au Grade	g/t	**2.07**	-	-	0.79	2.91	5.42	3.31	2.64	2.85	1.95	1.42	1.20	0.94	0.68	0.40	-
As Grade	%	**0.17%**	-	-	0.04%	0.12%	0.22%	0.22%	0.21%	0.19%	0.19%	0.14%	0.14%	0.14%	0.14%	0.10%	-
Cu Contained	kt	**885.4**	-	-	0.4	8.4	133.6	160.8	137.3	126.5	89.5	70.0	58.4	50.6	34.9	14.9	-
Au Contained	koz	**56,042**	-	-	20	554	8,944	9,639	8,184	9,086	6,159	4,623	3,643	2,890	1,676	624	-
Tonnes Processed	Mt	**27.1**	-	-	-	-	0.77	3.08	3.25	3.25	3.25	3.25	3.25	3.25	2.62	1.15	-
Cu Grade Processed	%	**3.26%**	-	-	-	-	8.7%	6.2%	4.5%	4.1%	2.9%	2.6%	2.0%	1.7%	1.4%	1.3%	-
Au Grade Processed	g/t	**2.07**	-	-	-	-	5.77	3.95	2.68	2.85	1.98	1.70	1.21	0.99	0.65	0.54	-
Contained Cu	kt	**885**	-	-	-	-	66.9	190.8	147.3	133.4	93.8	83.5	63.5	54.3	37.2	14.9	-
Contained Au	koz	**1,802**	-	-	-	-	143	391	280	298	207	178	127	103	55	20	-
Recovered Cu	kt	**827**	-	-	-	-	64.2	180.6	138.4	125.1	86.3	77.1	58.1	49.4	33.8	13.5	-
Recovered Au	koz	**579**	-	-	-	-	87	156	82	84	52	48	31	23	12	4	-
Recovered As	kt	**43.6**	-	-	-	-	1.6	6.2	6.1	5.7	5.7	4.5	4.5	4.4	3.5	1.5	-
Concentrate Tonnes	kt	**3,160**	-	-	-	-	337	663	406	371	357	303	266	233	160	64	-
Con Cu grade	%	**26%**	-	-	-	-	19%	27%	34%	34%	24%	25%	22%	21%	21%	21%	-
Con Au grade	g/t	**5.7**	-	-	-	-	8.1	7.3	6.3	7.1	4.5	4.9	3.6	3.0	2.3	2.1	-
Con As grade	%	**1.4%**	-	-	-	-	0.47%	0.93%	1.50%	1.53%	1.60%	1.48%	1.71%	1.88%	2.22%	2.28%	-
Payable Cu	kt	**793**	-	-	-	-	60.9	173.2	133.5	120.7	82.6	74.0	55.4	47.0	32.2	12.9	-
Payable Au	koz	**516**	-	-	-	-	78.0	138.2	73.4	76.0	44.7	42.7	27.4	20.2	11.1	4.1	-
Gross Revenue	$M	**6,174**	-	-	-	-	524.1	1,382.7	1,022.8	937.2	631.8	569.1	420.5	352.9	238.1	95.0	-
TC/RCs & As Penalties	$M	**(966)**	-	-	-	-	(42)	(169)	(142)	(130)	(122)	(92)	(90)	(84)	(68)	(27)	-
Transport	$M	**(448)**	-	-	-	-	(39)	(93)	(61)	(56)	(52)	(44)	(38)	(33)	(22)	(9)	-
Royalties	$M	**(238)**	-	-	-	-	(22.2)	(56.0)	(41.0)	(37.6)	(22.9)	(21.6)	(14.6)	(11.8)	(7.4)	(2.9)	-
OPEX - Mine	$M	**(526)**	-	-	-	-	(32.3)	(66.2)	(66.7)	(58.0)	(51.4)	(56.7)	(54.6)	(52.5)	(46.1)	(41.9)	-
OPEX - Process	$M	**(274)**	-	-	-	-	(8.9)	(26.1)	(29.3)	(29.0)	(29.0)	(30.8)	(29.1)	(30.5)	(30.7)	(30.5)	-
OPEX - Water & TSF	$M	**(27)**	-	-	-	-	(1.1)	(3.0)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)	(2.7)	(1.9)	-
OPEX - G&A	$M	**(52)**	-	-	-	-	(2.7)	(5.5)	(5.5)	(5.5)	(5.5)	(5.5)	(5.5)	(5.5)	(5.5)	(5.5)	-
Total OPEX	$M	**(879)**	-	-	-	-	(45.0)	(100.8)	(104.5)	(95.6)	(89.0)	(96.0)	(92.3)	(91.5)	(84.9)	(79.7)	-
EBITDA	$M	**3,643**	-	-	-	-	375.8	964.0	674.3	618.4	346.3	314.8	185.7	132.7	55.5	(24.0)	-
Pre-Sanction Spending	$M	**-**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Project CAPEX	$M	**(574)**	-	-	(111.5)	(366.4)	(95.7)	-	-	-	-	-	-	-	-	-	-
Sustaining CAPEX	$M	**(239)**	-	-	-	-	(21)	(32)	(30)	(37)	(29)	(47)	(17)	(7)	(15)	(5)	-
Δ Working Capital	$M	**0**	-	-	-	-	(105)	(52)	69	23	15	15	2	6	8	18	2
Closure Costs	$M	**(48)**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(48)
Pre-Tax Cash Flow	$M	**2,782**	-	-	(111)	(366)	154	880	712	605	332	283	170	132	48	(11)	(46)
Taxes	$M	**(42)**	-	-	-	-	(4)	(12)	(8)	(7)	(4)	(3)	(2)	(1)	(0)	-	-
After-Tax Cash Flow	**$M**	**2,740**	**-**	**-**	**(111)**	**(366)**	**149**	**868**	**704**	**597**	**328**	**279**	**169**	**131**	**48**	**(11)**	**(46)**
After-Tax NPV@ 5%	$M	**2,112**	-	-	(110)	(348)	131	749	581	469	245	200	114	84	30	(6)	(26)
After-Tax NPV@ 8%	$M	**1,816**	-	-	(109)	(338)	122	687	520	407	208	164	91	66	22	(4)	(19)
After-Tax NPV@ 10%	$M	**1,646**	-	-	(109)	(332)	116	650	484	372	186	145	79	56	19	(3)	(15)
After-Tax NPV@ 15%	$M	**1,293**	-	-	(107)	(317)	102	568	406	298	143	107	55	37	12	(2)	(9)
After-Tax NPV@ 20%	$M	**1,022**	-	-	(106)	(303)	91	499	343	241	111	79	39	25	8	(1)	(5)
IRR	%	**79.8%**

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

2. Introduction

2.1 Scope of Work

This report was prepared as an NI 43-101 Technical Report for EMX by MRM on the Timok Project in eastern Serbia. MRM has been informed by the Company that this Technical Report is required as a result of Section 4.2(1) of NI 43-101. This Technical Report has been prepared for the Company, which is the holder of a royalty interest (not direct ownership) on the Timok Project, in accordance with the guidelines provided in NI 43-101. Mining companies are not required to, and as a matter of practice do not normally, disclose detailed information to companies which hold a royalty interest in their operations. The royalty holder, therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain. This Technical Report, therefore, relies exclusively upon general information available in the public domain.

Studies and additional references for this Technical Report are listed in Section 27 of this Technical Report. MRM has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

The primary sources of information for this Technical Report are the following:

PFS, 2018 – Hatch Ltd., SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited., Nevsun Resources Ltd., Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Timok Copper-Gold Project, Serbia: Upper Zone Pre-Feasibility Study and Resource Estimate for the Lower Zone, August 7, 2018 – effective date June 19, 2018 (“2018 Hatch PFS”)

Nevsun news release October 26, 2017 – “Announces Updated PEA for Timok Upper Zone Copper Project with a US$1.5 Billion NPV and a 50% IRR”

Nevsun news release March 28, 2018 – “Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS”

Nevsun news release June 26, 2018 – “Nevsun Announces Initial Inferred Resource for the Timok Lower Zone 1.7 Billion Tonnes Grading 0.86% Copper and 0.18g/t Gold Containing 31.5 Billion Pounds of Copper and 9.6 Million Ounces of Gold”

Nevsun 2017 Amended Annual Information Form for the year ended December 31, 2017 (“2017 AIF”) dated April 19, 2018

Nevsun Third Quarter 2018 Management Discussion and Analysis (“Q3 2018 MD&A”)

The reader is therefore cautioned that all information presented in this Technical Report is of a historical nature only, and that all resources, including tonnages and grades may not be current. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in MRM’s services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The Upper Zone deposit at Čukaru Peki is 100% owned by Zijin - having acquired the Project from Nevsun in March 2019. The Lower Zone is also 100% owned by Zijin - 46% having been acquired partially from Nevsun in March 2019 and the remaining 54% from Freeport- McMoRan, Inc. (“Freeport”) in November 2019 [MRM, 2020].

This 2020 Technical Report was prepared for EMX by Kevin Francis, an independent Qualified Person under the requirements of NI 43-101, and Principal of Mineral Resource Management LLC.

2.2 Terms of Reference

2.2.1 Geology and Resource

2.2.1.1 Upper Zone

The PFS is based on a previously reported Mineral Resource estimate (2018 Hatch PFS), classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification system. This Technical Report does not contain an update to the 2018 Mineral Resource estimates for the Upper Zone as there has been no material changes to the data or estimates based upon available public disclosures by Zijin.

2.2.1.2 Lower Zone

This Technical Report contains previously disclosed information by Nevsun in the 2018 Hatch PFS on the Lower Zone and includes an initial resource estimate assumed to have been prepared in accordance with the CIM classification system.

2.3 Personal Inspection of Timok Property by Mineral Resource Management

There has been no personal inspection of the property by Kevin Francis of MRM. EMX is not the owner or operator of the Timok mine and only holds a royalty on production and relies on the relief provided Part 9.2 (2) of NI 43-101, see Section 3.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

3. Reliance on Other Experts

3.1 Limitations and Reliance on Information

Generally, NI 43-101 requires that the qualified person responsible for preparing (or supervising the preparation of) all or part of a technical report to have completed a current inspection on the property that is the subject of the report and must personally perform data verification and document inspection. EMX has a royalty interest only in the Timok Project owned and operated by Zijin Mining, which is listed on the Hong Kong Stock Exchange. The author notes that Zijin discloses mineral resources and mineral reserves under Chinese reporting code, which is not an acceptable foreign reporting code under NI 43-101.

EMX has made several requests to Zijin for the Timok Project scientific and technical data starting in December 2019 and continuing through 2020, with no response to these requests. Part 9.2 (3) of NI 43-101 provides relief from inspections and verifications if the royalty holder has requested but not received access to the necessary data and further permits the information in the technical report to be based on information which is in the public domain. Due to the royalty holder’s lack of legal rights to obtain these data, MRM was unable to conduct a detailed, thorough, and independent assessment. Therefore, the scientific and technical data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of the NI 43-101.

This report has been prepared by Kevin Francis of MRM for EMX. For Section 1 (except 1.1), Section 2 (except 2.3) and Sections 4 to 25 inclusive of this report, information, conclusions, opinions and estimates contained herein relating to technical and scientific information, tax, legal, political, environmental, mineral resource and mineral reserve estimates, capital and operating costs, commodity pricing and financial modelling fully relied on the following publicly disclosed report and news releases:

PFS, 2018 – Hatch Ltd., SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited., Nevsun Resources Ltd., Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Timok Copper-Gold Project, Serbia: Upper Zone Pre-Feasibility Study and Resource Estimate for the Lower Zone, August 7, 2018 – effective date June 19, 2018 (“2018 Hatch PFS”)

Nevsun news release October 26, 2017 – “Announces Updated PEA for Timok Upper Zone Copper Project with a US$1.5 Billion NPV and a 50% IRR”

Nevsun news release March 28, 2018 – “Nevsun Advances Timok Upper Zone Copper- Gold Project with Release of Robust PFS”

Nevsun news release June 26, 2018 – “Nevsun Announces Initial Inferred Resource for the Timok Lower Zone 1.7 Billion Tonnes Grading 0.86% Copper and 0.18g/t Gold Containing 31.5 Billion Pounds of Copper and 9.6 Million Ounces of Gold”

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Nevsun 2017 Amended Annual Information Form for the year ended December 31, 2017 (“2017 AIF”) dated April 19, 2018

Nevsun Third Quarter 2018 Management Discussion and Analysis (“Q3 2018 MD&A”)

MRM notes that some of the information residing in the public domain was generated internally by Hatch, especially the Mineral Resources and Ore Reserves, require NI 43-101 compliance for public disclosure. MRM has assumed such information has been prepared on a NI 43-101 compliant basis.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. The information contained herein with respect to the Timok Project is primarily extracted from the 2018 Hatch PFS and supplemental information available in the public domain. MRM did not conduct a site visit, did not independently sample and assay portions of the deposit, and did not review the following items proscribed by NI 43-101 because it did not have access to the relevant underlying material and data:

i) geological investigations, reconciliation studies, independent check assaying, data verifications and independent audits;

ii) mineral processing and metallurgical testing

ii) estimates and classification of Mineral Resources and Ore Reserves, including the methodologies applied by the mining company and Hatch in determining such estimates and classifications, such as check calculations; or

iii) mining methods, recovery methods, project infrastructure environmental studies and supporting documentation and the associated technical parameters, including assumptions regarding future operating costs, capital expenditures, cash flow model and saleable metal for the mining asset.

3.2 EMX Royalty Interest

MRM has not researched royalty, property title or mineral rights for the Timok property and expresses no opinion as to the ownership status of the property or EMX’s royalty rights.

For the royalty ownership information described in Section 4 of this report, MRM has fully relied on the royalty agreements provided by EMX:

Royalty Agreement, dated November 8, 2007 between Eurasian Minerals Inc. and Preduzece Za Minarlne Sirovine See d.o.o Beograd. (“Eurasian Agreement”)

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Net Smelter Returns Royalty Agreement, dated March 16, 2010 between Reservoir Capital Corp. and Euromax Resources Ltd. (“Euromax Agreement”)

Royalty Sale Agreement, dated June 7, 2013 between Euromax Resources Ltd. and Eurasian Minerals Inc.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

4. Property Description and Location

4.1 Property Location

The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It is located 5 kilometers south of the town of Bor, which is a regional administrative and mining centre, located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favourably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor. The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the Čukaru Peki deposit are 4874888 N and 590706 E (UTM zone 34).

Figure 4.1 shows the location of the Brestovać-Metovnica exploration license in which the Project is located. The Brestovać-Metovnica exploration license is one of four exploration licenses held by Rakita Exploration d.o.o. (“Rakita”) shown on Figure 4.2.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Figure 4.1: Location of the Bor Project and Associated Licenses

Source, SRK 2017

4.2 Ownership History

The following outlines the history of ownership of Rakita.

a) Eurasian Minerals Inc. (“Eurasian”), acquired exploration permits in Serbia, including Brestovać (West), via its subsidiary Southern European Exploration in 2005.

b) Reservoir Capital acquired Southern European Exploration from Eurasian in 2006 (6 exploration permits). EMX’s Brestovać West royalty (1% base metals / 2% precious metals NSR royalty) was created as part of this transaction.

c) Reservoir Capital signed agreements to acquire the Brestovać (East) license from Euromax Resources Ltd. (“Euromax”) and form a joint venture with Freeport in 2010.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The licenses were transferred to Rakita, which was used as the JV vehicle for the Reservoir Minerals /Freeport agreement. As part of the transaction, Euromax was granted the 0.5% NSR that was later purchased by Eurasian.

d) Reservoir Capital spins off its interests in the Timok Project by creating Reservoir Minerals in October 2011.

e) Čukaru Peki was discovered in ~2013 by the Reservoir Minerals /Freeport JV.

f) Eurasian purchased the Euromax royalty in late 2013.

g) Freeport put their Timok interests up for sale in early 2016, and reached an agreement to sell 100% of their UZ interest and 28% of their LZ interest to Lundin.

h) Backed by Nevsun, Reservoir Minerals exercised its right of first refusal to block the Lundin transaction and acquired Freeport’s UZ interest and increased its stake in the LZ to 60.4% (subject to further earn-in by Freeport).

i) Nevsun then acquired Reservoir Minerals. This consolidated the 100% ownership of the UZ under Nevsun, with Freeport remaining as a JV partner on the Lower Zone.

j) Eurasian changed its name to EMX Royalty Corp. in 2017.

k) Zijin acquired Nevsun in 2019, and assumed Nevsun’s ownership interests in Rakita. Freeport continued as a JV partner with Zijin on the LZ.

l) Zijin then bought out Freeport’s remaining LZ interest later in 2020.

The organizational flow chart showing a graphical depiction of permit and royalty ownership is illustrated in Figure 4.2.2

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Figure 4.2: Organizational Flow Chart of Permit and Royalty Ownership

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

4.3 Property Permits and Licenses

The Brestovać-Metovnica license, on which the project is located, currently covers 8,662 hectares (Figure 4.1).

The initial Brestovać-Metovnica license was issued on 28 February 2012, under the old Serbian Mining Act, and covered a total of 11,550 hectares. This initial license expired in February 2015 and the renewal process imposed a 25% reduction of the original area, bringing the license to its current size. Following enactment of the new Serbian Mining Act in December 2015, the expiry date of all licenses that were in good standing was reset. The Brestovać- Metovnica license was officially renewed in April 2017, setting the new expiry date to April 2020, there is no public information updating this expiry date [MRM, 2020].

The relinquished Brestovać-Metovnica former area was immediately re-applied for, and became a new separate license called Brestovać-Zapad with an area of 2,887 hectares and an expiry date of April 2018 there is no public information updating this expiry date [MRM, 2020]. There are two other exploration licenses held by Rakita in the region called Leskovo- Jasikovo and Jasikovo Durlan-Potok (Figure 4.2).

In March 2019, Zijin Mining completed the 100% acquisition of Nevsun Canada. According to the agreement, Zijin took an indirect 100% interest in the Upper Zone of the Timok Project formerly held by Nevsun and an indirect 46% interest in the Lower Zone, the other indirect 54% interest being held by Freeport. In November 2019 the Freeport interest was then acquired by Zijin [MRM, 2020].

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Source, SRK 2017

Figure 4.3: Project Exploration and Mining License Location Map

4.4 Project Footprint and Land Requirements

Nevsun reported that there are no formal environmental constraints at the project area. In all exploration activities, Nevsun and their partners followed industry good practice. The “Environmental conditions for exploration” issued by the Institute for Nature Conservation of Serbia, Belgrade, was a condition for the Brestovać-Metovnica exploration permit and provided additional regulations pertaining to environmental considerations for exploration work in the project area. Drill sites were rehabilitated, and drill waste removed from the site and disposed of at a registered waste facility as required by municipal regulations. An agreement was reached with the property owner of each drill site, which included a compensation for disturbance and the requirement for full rehabilitation of the site. Drill sites were photographed before commencement of the drilling, and after completion of the rehabilitation.

For project development, property rights must be resolved in the areas of the exploration decline, process plant, tailings storage facility (TSF), transport/utilities corridor, and potentially a rail load-out facility if required. Based on the proposed mining method, for safety and security issues, the mine subsidence impact area was also planned to be acquired by Rakita. The total land expected to be acquired is 856 ha, of which about 115 ha is anticipated to be state-owned land.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The Project also requires properties to be purchased from private property owners and the local municipality. Specific parcels of land are required to locate key infrastructure and to secure the projected mine subsidence impact area. Rakita was in the process of acquiring these properties through a fair and transparent process which involves purchasing private properties through a willing buyer/willing seller basis. No information in the public record was found regarding any additional land acquisition or progress of land acquisition (MRM, 2021)

4.5 State Royalty and EMX Royalty Agreements

The Serbian government collects a royalty of 5% NSR for metallic raw materials (status as of 2011, Guide for Investors, Ministry of Natural Resources, Mining and Spatial Planning). There are additional royalties which are due; these are individually negotiated for each mineral license.

4.4.1 EMX Royalty

Brestovać Royalty. The Brestovać royalty was originally granted to Euromax by Reservoir Capital via a royalty agreement (the “Royalty Agreement”) executed in 2010. EMX acquired Euromax’s NSR royalty interests in 2013 (see EMX news release dated February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. Upon a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the NSR royalty rate remains at 0.5%. Furthermore, there is no mechanism for the royalty to be reduced in the future. EMX’s royalty areas are shown in Figure 4.3.

Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovać West and Durlan Potok.

• Brestovać West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovać West contains the Corridor Zone gold prospect, and occurs directly west of Brestovać.

• Durlan Potok is covered by a 0.5% NSR royalty and occurs in the Timok belt approximately 20 kilometers north of Brestovać and Čukaru Peki.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Figure 4.4: EMX Royalty Interests and Exploration License Location Map

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

5. Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Accessibility

The nearby municipality of Bor is connected to the capital, Belgrade, by the A1 motorway (part of the European E75 and Pan-European Corridor X route) and the international E-road E761, from Paraćin to Zaječar. Travel time from Belgrade to Bor and the Project by road is about three and a half hours.

Locally, the Project is situated 5 km south of Bor, on the south side of state road IB n°37. There are numerous small agricultural and forestry tracks within the license area that are suitable for four-wheel drive vehicles.

A regional bus service connects Bor with Belgrade and other cities and towns. Bor is integrated into the Serbian railway system and connects to Belgrade and the main lines. The line from Bor is primarily for freight, but there are regular passenger services to Belgrade. The site is also favourably situated for export freight logistics.

5.2 Climate

The regional climate for the Project area is moderate-continental with local variations. Average annual air temperature for areas between the altitudes of 300 and 500 metres above mean sea level (“amsl”) is 10.0°C. The absolute maximum air temperatures are recorded in July and are in the range of 37 to 42°C for lower lying areas. The absolute minimum air temperatures are recorded in January and range from -20 to -36°C for mountainous areas. The majority of Serbia has a continental precipitation regime, with precipitation occurring fairly consistently throughout the year and the greatest rainfall typically occurring during May and June. (Republic Hydrometeorological Service of Serbia).

5.3 Local Resources

Bor is an active mining town, with a regional administrative centre possessing the facilities, services, and experienced work force required for advanced mineral exploration projects. Reliable power is available, with power lines (110 kV and 400 kV) passing through the Brestovać-Metovnica permit area (NTI, 2017). Rakita maintains an office in the town as a technical base for exploration activities on the Brestovać-Metovnica license and other exploration permits in the Timok region. The project office is located close to the centre of drilling on site.

In January 2011, Outotec signed a contract with SNC Lavalin International to design, supply and install a new copper flash smelting furnace and related services for the nearby Rudarsko- topioničarski basen Bor (“RTB Bor”) operations in central Serbia. The smelter was constructed by SNC Lavalin and commissioned in late 2015 to improve operational efficiency and reduce the environmental impact of the existing facility. The new flash smelter has a design capacity of 400 ktpa of concentrates at a design concentrate feed grade of 22% Cu. The flash smelter utilizes some of the existing infrastructure, with a newly constructed acid plant.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

5.4 Physiography

The relief of the project area is marked by a gently rolling plateau with elevations ranging from 300 to 400 m amsl. The deposit itself is at an elevation of approximately 375 m amsl. The Crni Vrh hills to the west of the exploration permit rise to over 1,000 m amsl.

In the immediate project area, there is plenty of accessible flat or gently undulating land to accommodate surface processing facilities and waste storage as necessary. There are a few river valleys which are of sufficient depth to provide the necessary volume of tailings storage.

Vegetation in the area comprises mostly arable crops, some grassland and deciduous woodland.

5.5 Infrastructure

The municipality of Bor has well developed infrastructure due to its long-standing and significant industrial activity. Consequently, there are many possible logistic options and solutions for the transport of materials from the proposed Timok Project. The location of the Project is well-situated relative to existing rail/road/waterways networks. The logistics network is currently used by the RTB Bor mine complex and other industrial entities in the region (Elixir Prahovo, Aurubis Pirdop, etc.).

The Project is directly connected via state road 37 class 1B to the RTB Bor smelter (~9 km) and to the railroad cargo loading station at Bor Teretna (~7 km). The rail loading station would allow for transport via the state rail network to a smelter in Pirdop, Bulgaria and ocean ports in the region. There are also road and rail connections to the Danube river port of Prahovo (~88 km), allowing for low cost material transport to the ocean port of Constanta, Romania.

Serbia’s power infrastructure is well-developed and Bor is situated in a favorable location with access to a reliable power supply. Bor is one of the transfer points for the long-range 400-kV power line that transmits electrical power from the Đjerdap 1 hydroelectric plant, located on the Danube River, approximately 90 km northeast of Bor. The Bor 2 transmission substation is located five kilometers northwest of the project, and a 110-kV transmission line passes within one and a half kilometers of the Project.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

6. History

6.1 Introduction

The history of exploration and mining in the Timok Bor district is described by Jankovic et al. (2002) as provided below.

The earliest known historic exploitation in the Region focused mainly on copper mining (and smelting) as early as 5500 BC (Vinca culture age). The next known historic exploitation of surface outcrops in the district was for gold in the massive sulfide mineralization at the Bor Coka Dulkan and Tilva Ros and Majdanpek gold (and iron) occurrences. This likely commenced during the Bronze Age and was continued by the Romans, who were active throughout the region and who also extracted alluvial gold from the Pek and Timok Rivers.

In the 19th century, Serbian investors (including Georg Weifert) financed prospecting and exploration in the Bor district from 1897 to 1902, which led to the discovery by Franjo Sistek of the copper and gold-rich Coka Dulkan and Tilva Ros deposits in 1902. Mine development began during 1903 and 1905 and mining commenced in 1907. The Serbian investors sold their interests to a French group (Society of the Bor Mines) which then controlled the mines until 1941. The mines and smelter were rehabilitated after the Second World War and were operated to the 1990s by the Yugoslav State, and then later by the state-owned RTB Bor.

During the Yugoslav State period, exploration focused on outcropping alteration and mineralization and drilling to maximum depth of approximately 700 m. During this time, the following porphyry deposits were discovered - Majdanpek, Bor River, Valja Strz, Veliki Krivelj, Cerovo/Cementation, Dimitri Potok and the high-sulfidation (“HS”) epithermal deposits - Lipa, Choka Marin, Choka Kuruga, Kraku Bugaresku. Most of these deposits were subsequently explored further and mined (Jankovic et al. 2002).

The earliest known exploitation in the Timok Project area of Brestovać-Metovnica, was trial mining of copper and zinc mineralization south of Brestovać village, which was undertaken from an adit and blind shaft south of Brestovać by a French group in the 1930’s; however, there are only incomplete records and no meaningful production was recorded.

During the Yugoslav State period, exploration along the Bor trend continued and there are records of approximately 41 RTB Bor drillholes at various locations in and near the project area from 1975 to 1988. Most drilling was relatively shallow, with depths less than 500 m, and took place in small clusters mainly targeting gravity and other geophysical anomalies. The records are not complete, and no drill core was retained. The Timok deposit mineralization was not intersected in any drillholes from this time. No other significant mineralization was found apart from a hole south of Brestovać village (near the old workings), which showed elevated gold grades in altered andesite, for which the sampling and analytical records are also incomplete. This hole was followed up by an exploration program by Eurasian (EMX) in 2006 (see below).

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

During the period 1990 to 2002 and the political uncertainty and conflict in the former Yugoslavia and Serbia, no mineral exploration of any significance was undertaken. The Serbian government issued exploration licenses and concessions in 2002 and mineral exploration activities in the Timok area began in 2004 with the arrival of companies including Phelps Dodge, Eurasian, Euromax and Dundee.

6.2 Exploration 2004 – 2016

In 2004, the first Brestovać exploration license was awarded to Southern European Exploration d.o.o., a 100% owned subsidiary of Eurasian. It followed up on reports of gold mineralization encountered in an historical drillhole from the 1970s, and in 2006, they confirmed this with shallow drilling. Drillhole BN-01 (terminated at 296.80 m) intersected gold and copper mineralization in the upper 60 m (including 22.4 m at 4.51 g/t gold) and zinc mineralization from 286 to 294 m (true widths not reported and unknown). Follow-up ground magnetometry, induced polarization, and resistivity geophysical surveys defined a target area with high chargeability and conductivity characteristics in the “Corridor Zone” which extended through drill site BN-01.

In 2007, Southern European became a 100% owned subsidiary of Reservoir Capital and during 2007 to 2008, Reservoir Capital undertook further geophysics and soil geochemical surveys in the Brestovać area and outlined a high-grade epithermal copper-gold system in the Corridor Zone along a strike length of 550 m, defined by 14 drillholes (total 1,937 m). Drillhole BN-19, at the eastern end of the Corridor Zone, close to the interpreted extension of Bor Fault, intercepted a massive sulfide zone with 24.8 m at 0.33% copper and 0.16 g/t gold, which supported the concept that the epithermal gold mineralization of the Corridor Zone grades into a copper-rich zone (true width not reported and unknown).

Phelps Dodge Exploration Corp obtained exploration licenses at Timok in 2004, including the Metovnica exploration license which was adjacent to the Brestovać exploration license. In 2007, Phelps Dodge was acquired by Freeport and exploration continued. During 2006 to 2009, Phelps Dodge/Freeport undertook geological and large-scale induced polarization geophysical surveys on the Metovnica permit. Freeport also completed 14 drillholes (including three holes drilled during a joint venture with Euromax Resources) in the west and south of the Metovnica exploration licenselicense. None of these holes intersected significant mineralization.

In 2010, Reservoir Capital and Freeport formed a joint venture (the “Rakita Earn-in Agreement”) combining the Brestovać-Metovnica, Jasikovo, and Leskovo licenses. Joint venture exploration continued with geophysical surveys and drilling over all licenses. In 2011, drilling in the Brestovać-Metovnica license discovered further intermediate sulfidation gold mineralization in the Ogasu Kucajna Prospect north of the Corridor Zone and then moved to exploration beneath the Miocene Basin area in the Slatina-Miocene project. In 2012, the third hole on this program, FMTC1210, intersected Upper Zone style HS mineralization with 266 m grading an average of 1.23% copper equivalent from 598 to 864 m and also porphyry style

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Lower Zone mineralization at depth (true width not reported). This became known as the “Project Discovery” hole.

From 2010 to 2016, joint venture exploration continued with exploration drilling on both the Upper Zone (59,333 m) and Lower Zone (42,380 m) deposits. Field work also included geological mapping, geochemical surveys and large-scale controlled source audio magneto- telluric (“CSAMT”) (Figure 6.1) and additional induced polarization surveys. These surveys covered certain target areas where Miocene sediments overlie the Upper Cretaceous volcanic rocks. Orientation surveys over known deposits in the Bor district were also carried out.

Source: Nikova, L., 2014

Figure 6.1: Line 60 CSAMT Geophysical Survey, Looking North-Northwest

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The CSAMT survey highlighted the position of the base of the Miocene and the location of high/low resistivity zones and potential structural zones overlying the Upper Zone. The CSAMT data was used for exploration targeting and contributed significantly to the initial drill intersection of the Upper Zone, as documented by Reservoir Minerals in a press release on 16 July 2012. Drillhole to surface induced polarization resistivity measurements were conducted around drillhole FTMC1210, but the results were not sufficiently encouraging to justify further downhole induced polarization surveys.

After acquiring 55% equity interest under the Rakita agreement, Freeport gave notice to Reservoir Minerals in July 2012 that it had elected to sole fund expenditures on or for the benefit of the Project, until the completion and delivery of a feasibility study to bankable standards.

6.3 Historical Production

Site preparation activities continued in the third quarter of 2017 to advance the construction of the portal and exploration decline. These included the construction of site infrastructure and roads, stripping, and establishing site security and water management systems including storage ponds. Following preparatory work, excavation began as scheduled in late August 2017 on the decline boxcut. Permitting activities also continued with the submission of an Elaborat, a Serbian mineral reserve report, to the Serbian Ministry of Mining and Energy in early September (Nevsun MD&A, 2018).

The Timok Project FS was progressing on schedule for release in mid-2019 with work then focused on refining the project and optimizing costs. A ramp-up scenario continued to be examined starting with initial production at 1.6 million tonnes per annum ramping up to 3.25 million tonnes per annum over a two-year period (Nevsun MD&A, 2018)

There has been no significant production registered from the Brestovać-Metovnica exploration license, although as stated previously, trial mining of copper and zinc mineralization was undertaken from an adit and blind shaft south of Brestovać in the past century.

Zijin stated in their 2019 Annual Report, issued March 22, 2020, that they “guarantee the production commencement of the Timok Copper and Gold Mine by the end of the second quarter of 2021 and production capacity will be reached by 2023.” On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. “CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China’s Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021.”

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7. Geological Setting and Mineralization

7.1 Regional Geology

The Čukaru Peki HS copper-gold deposit is located within the central zone (or “Bor District”) of the Timok Magmatic Complex (“TMC”), which represents one of the most highly endowed copper and gold districts in the world. The TMC is located within the central segment of the Late Cretaceous Apuseni-Banat- Timok-Srednogorie (“ABTS”) magmatic belt in the Carpatho- Balkan region of southern-eastern Europe. The ABTS belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt (“TMMB”) which lies along the southern Eurasian continental margin (Figure 7.1) and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria to the Black Sea.

The TMMB, which is one of the longest magmatic arc systems in the world (Jankovic, 1997; Perelló et al., 2008; Richards et al., 2012; Richards, 2015), formed during Mesozoic to Tertiary evolution (and closure) of the Neotethys ocean and involved multiple subduction events and collision (orogenic) tectonism within the Eurasian segment. The TMC occurs within the Alpine- Balkan-Carpathian-Dinaride geo-tectonic province that also forms the westernmost part of the Tethyan Alpine-Himalayan orogenic system. TMMB magmatism and orogenic events occurred during closure of the Neotethys Ocean, which resulted in multiple subduction events and subsequent collision between the Indian, Arabian, and African plates with the Eurasian craton. Tectonic-magmatic events were initiated in the Middle Jurassic and continued through the Cretaceous to the present time.

In the Carpatho-Balkan sector, magmatism terminated at the time of the collision and was subsequently overprinted by major collision-related deformation (Dewey et al., 1973; Schmid et al., 2008). The collisional overprinting makes arc magmatic reconstruction and interpretation of the associated geo-tectonic setting very difficult (Sosson et al., 2010; Bouihol et al., 2013).

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Source: Modified from Morelli and Barrier 2004, in Gallhofer et al., 2015

Figure 7.1: Tectonic Map of the Western Eurasia Continental Margin

In southeast Europe (Carpathian-Balkans) the Late Cretaceous ABTS belt has been separated into five different segments showing distinctive magmatic and mineralization trends along the arc (Figure 7.2), defined by geographic regions and also by major crustal fault zones. The timing and the evolution of the magmatism and its associated deposits are relatively well studied in the central and eastern segments at Timok in central-east Serbia and Panagyurishte and Srednogorie in Bulgaria (Gallhofer et al., 2015).

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Source: Schmid et al., 2008, 2001

Figure 7.2: Geological Map of the Carpathian-Balkan Orogen Showing the Five Segments of ABTS Belt and Timok Deposit

The ABTS magmatic arcs and associated metallogenic belts occur within the Balkan, Northern Rhodopes, South Carpathian and the Apuseni mountain ranges, which generally rise to an altitude less than 2,000 m amsl, and are partially covered by Miocene to recent sediments of the Pannonian Basin. The Late Cretaceous subduction-related intrusive rocks were intruded into pre-alpine basement of metamorphosed Palaeozoic and Proterozoic meta- sediments and granitoids, and Mesozoic clastics and limestone that had already undergone multiple Mesozoic orogenic episodes including accretion and major nappe formation (Figure 7.2).

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The ABTS arc was subsequently intensively deformed during the Alpine Orogeny (Late Cretaceous to Neogene), bending around the Moesian platform (micro craton) to create the present “L” shape form of the arc. This deformation was not pervasive but was confined to brittle fault structures and ductile shear zones at the current level of exposures. The TMC underwent both compressional and extensional tectonics which partly predated and partly overprinted the Late Cretaceous magmatic arc, resulting in the distinctive segments of ABTS belt (Gallhofer et al., 2015).

The Timok Region occurs within the Getic sector of the Dacia terrane at the western margin of the Moesian craton (Figure 7.2). The Dacia terrane is a major nappe unit, which comprises slices of Proterozoic to Mesozoic aged continental, continental margin and ocean crust that were accreted during Cretaceous subduction and collision. Transition from compressional to extensional tectonics occurred during slab break-off which generated fertile but relatively short-lived Late Cretaceous regional multiphase magmatic and mineralizing events (over ~30 million years ago (“Ma”) from ~90 Ma to 60 Ma.

The Timok segment of the ABTS belt, has one of the highest concentrations of copper and gold metal in the Tethyan Belt, and its metallogenic endowment is a significant contributor to that of the entire Tethyan Eurasian Metallogenic Province. The metal endowment is contained mainly in porphyry copper-gold and associated massive sulfide HS epithermal copper-gold systems, as well as occurrences of low to intermediate sulfidation epithermal and skarn mineralization. In the TMC, the world-class Bor HS epithermal system and Majdanpek porphyry system have contributed to an estimated historical production of approximately 11.5 Mt of copper and 1.2 Moz of gold (Armstrong et al. 2005; Jelenkovic et al., 2016).

7.2 Property Geology

The Timok deposit is located within the central part of the TMC, in the Bor District of northeastern Serbia (Figure 7.3). The project area is approximately five kilometers south of the mining municipality of Bor. The TMC is a north-south elongated lens-shaped graben feature with dimensions of approximately 85 km long and up to 25 km wide. The TMC comprises a series of andesitic to dacite-andesitic subvolcanic, volcanic and volcano- sedimentary sequences and plutonic intrusions (mainly monzonite to diorite and granodiorite compositions). The TMC is generally erosionally well-preserved when compared with both the Banat and Panagyurishte segment belts to the north in Romania and to the east in Bulgaria respectively. The largest porphyry and porphyry-epithermal deposits in the Timok segment are represented by the Majdanpek and Bor copper and gold deposits (Figure 7.2) which are hosted in Upper Cretaceous andesitic volcanic units.

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The exposed geology in the project area is dominated by Upper Cretaceous andesitic volcano- sedimentary sequences partially covered by a north-south to northwest elongated belt of poorly consolidated Tertiary clastic sedimentary rocks. Basement Mesozoic stratigraphy exposed around the TMC consists of Jurassic to Lower Cretaceous limestones and clastic sedimentary rocks (Figure 7.4).

Within the Jurassic succession, it is possible to recognize Lower and Middle Jurassic clastic units and sandy limestones up to 320 m thick. These units are overlain by Upper Jurassic reef limestone (Djordjević & Banješević, 1997) which are unconformably overlain by Lower cretaceous (Albian) sandstone (Djordjević & Banješević, 1997; Toljić, 2015). A transgressive Aptian-Albian carbonate sequence (up to 150 m thick) is conformably overlain by lower Later Cretaceous (Cenomanian) sandstone.

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Crna reka tectonic block
Brestovac-Tupižnica tectonic block
65.5 Ma
Maastrichtian
70.6
Campanian
Upper Cretaceous
83.5 Ma
Santonian
85.8 Ma
Coniacian
89.3 Ma
Turonian
93.5
Cenomanian
Albian
112.0 Ma
22⁰E
Majdanpek
Čoka Marin
Veliki Krš
Valja Strž
Kučaj
Zlot
Bor
Timok Cu-Au Deposit
44⁰N
Rakita Licence boundaries
Boljevac
Ježevica
Tupižnica
Bučje
10 km
N
Belgrade
ROMANIA
Bucharest
SERBIA
TMC
Podgorica
Sofia
Skopje
Tirana
Bor clastites
Vrbovac reef
Boljevac latite
Valja Strž plutonite
Osnić basaltic andesite and Ježevica andesite
Metovnica epiclastite
Oštrelj sediments
Timok andesite
Lenovac clastites
TMC basement rock
Neogene and Quaternary sediments

Source: Jelenkovic et al., 2016

Figure 7.3: Simplified Geological Map of the Timok Magmatic Complex, Showing the Position of the Timok Deposit and the Rakita Licenses

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The Cenomanian sedimentary rocks are conformably overlain by volcanic, volcaniclastics and sedimentary units of the Upper Cretaceous TMC. The TMC complex is dominated by Late Cretaceous (Turonian to Campanian) andesitic lavas, lava domes and shallow intrusions, volcaniclastic and epiclastic units and basaltic andesites, volcaniclastics and clastic sedimentary rocks that formed in an extensional rift basin.

The TMC andesite volcanic rocks are typically calc-alkaline in composition. Kolb et al. (2013) describe a geochemical signature similar to adakites, which are commonly associated with porphyry and epithermal copper and copper-gold deposits elsewhere in the world. The western and eastern borders of the TMC complex are structurally controlled by major faults (Figure 7.4). In the centre and southeast of the TMC, Miocene clastic sedimentary rocks unconformably overlie the Late Cretaceous units (Figure 7.5).

Three different phases of volcanic andesitic and minor dacitic sequences are recognized. The intrusive units are composite complexes from gabbro, diorite, monzonite and granodiorite. Volcanic activity was initially predominantly sub-terrestrial and subaerial which changed to submarine in later phases (Banješević, 2010).

Banješević (2010) describes in detail the volcanic stratigraphy, lithologies and age-dating in the central TMC and notes that the TMC is divided into an eastern ‘Phase 1’ Bor-Lenovac volcanic facies (or ‘Timok andesite’) and a western ‘Phase 2’ Crna Reka volcanic facies (or ‘Osnić basaltic and Jezevica andesite’), possibly related to separate tectonic blocks (Figure 7.3). Phase 1 units comprise andesitic hornblende-andesite volcanics (dated ~ 89.0 to 84.3 Ma), subvolcanic intrusions with intercalated volcaniclastics, epiclastics, marls and fine-grained clastics that are restricted to the eastern Brestovać-Tupižnica tectonic block. Phase 2 (dated ~82.3 to 81.8 Ma) consists of basaltic (pyroxene-bearing) andesite volcanics and volcaniclastics which are restricted to the western Crna Reka tectonic block.

The boundary between the Phase 1 - eastern and Phase 2 - western volcanic sequences has not been observed to date. The contact between facies may be transitional and/or tectonic and may occur along a suture through the Brestovać river valley, which trends north- northwest to south-southeast through the western part the Brestovać-Metovnica exploration permit.

A third phase of younger more felsic intrusive rocks, though rare, does occur in the permit area and is generally the youngest phase in the TMC. In the eastern block, a quartz-bearing dacitic intrusive is mapped south of Brestovać village, where it is associated with an east- west fault and trachy-andesite dykes (81.5 Ma) outcropping at the Brestovać cross roads. In the western block, the Valja Strž monzonite to granodiorite suite (78.6 Ma) was intruded during the final phases of magmatism.

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Following this final period of volcanism and magmatism, there was a period of sedimentation and uplift (including deposition of reef carbonates in the central TMC and formation of coarse clastics (Bor Conglomerate)) in the eastern TMC. After deformation (which included compression and nappe formation) and uplift (Alpine Orogeny) in the early Cenozoic, Miocene lacustrine clastic sediments (siltstones, sandstones and conglomerates up to 400 m thick in the TMC) were unconformably deposited on the underlying Late Cretaceous volcanic and volcaniclastic rocks.

Source: Rakita, 2017

Figure 7.4: Geology Map of Bor District Showing the Location of the Known HS Epithermal and Porphyry Deposits

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In summary, the geology of the Brestovać-Metovnica license area is dominated by the Phase 1 Upper Cretaceous Timok andesite volcanic unit, which comprises volcanic flows, locally subvolcanic intrusions, volcaniclastic rocks, and clastic sedimentary rocks typical of the eastern tectonic block. A small area of Phase 2 pyroxene-bearing basaltic andesite typical of the western Crna Reka Tectonic Block occur in the northwest part of the permit. Miocene clastic sedimentary rocks (locally with fault-bound basin margins) unconformably overly the Late Cretaceous in the center of the permit area (Figure 7.4).

Source: Rakita, 2017 (modified from Toljić, 2016)

Figure 7.5: Cross-Section through the Čukaru Peki and Underlying Timok Lower Zone Deposit

7.3 Mineralized Zones

The Upper Zone (“Čukaru Peki”) and the Lower Zone are both part of the Timok copper-gold project.

7.3.1 Timok Upper Zone

The Timok Upper Zone is a high-grade HS epithermal deposit typically associated with an advanced argillic alteration system with a discrete footprint.

The top-third of the HS epithermal mineralization of the UZ is characterized by a massive sulfide lens located on the top of a volcanic to volcaniclastic sequence (Figure 7.6). This lens has a variable but overall similar dip to the overlying stratigraphy. With increasing depth from the top of the UZ, the proportion of massive sulfide mineralization intruding or replacing the host rock reduces, as does the sulfide content and presence of fragmental volcanic units. With depth, the mineralization becomes more characterized by veins and stockworks hosted by more coherent andesite (Figure 7.7).

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The massive sulfide comprises mainly pyrite and covellite and hosts the highest grades of copper and gold; multiple pyrite replacement phases are observed, which in some places comprise up to 95 wt% of the deposit. Locally, different pyrite phases can be recognized by cross-cutting relationships; however, in general they are difficult to distinguish. Covellite is interpreted to be later than pyrite and is observed transgressively cutting and brecciating massive pyrite; however, pyrite can also locally be observed cross-cutting covellite stringers or massive aggregates of covellite flakes intergrowing with alunite.

Pyrite with enargite is also present. Enargite is commonly observed rimmed and sometimes replaced by covellite and is therefore interpreted to represent an earlier phase of mineralization.

Figure 7.6: High Grade Covellite Breccia in Massive Pyrite - Hole FTMC1223 480.9 to 484.4 m

Figure 7.7: Massive Sulfide, Veins and Stockwork in More Coherent Andesitic Rock - Hole TC170150 at 549.5 to 5536.208 m

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Mineralized hydrothermal breccias have also been locally observed in the UZ and at least two events have been recognized: an early syn-mineralization phase and an inter-mineral phase, hosting fragments of massive sulfide (Figure 7.8).

Figure 7.8: Probably Early Hydrothermal Breccia Matrix Filled by Covellite-Pyrite Mineralization in Advanced Argillic Altered Andesite. Hole FTMC1223 at 698 m

Gold mineralization is present in a number of forms, including tellurides such as calaverite (Au), sylvanite (Au-Ag) and kostovite (Au-Cu), altaite (Pb) and is mostly hosted in pyrite but also locally found encapsulated in bornite (Cornejo, 2017). Native gold is not common; however, where observed it is very fine, approximately 2 to 6 μm in diameter.

Low temperature galena and sphalerite as disseminations and in veins are noted in the peripheral zones of the UZ mineralization, mostly related to kaolinite-pyrite alteration fronts.

7.3.2 Timok Lower Zone

The Timok Lower Zone consists of lower grade porphyry copper-gold style mineralization comprising quartz-sulfide veins and disseminated sulfides and a larger alteration footprint. The Lower Zone is situated approximately 200 m beneath the Upper Zone and extends to the north of the Upper Zone, and most likely represents the source of fluids for the Upper Zone epithermal mineralization.

The Lower Zones constitutes a telescoped porphyry system related to multi-stage diorite intrusion, whereby the Lower Zone potassic zone with well-developed A-type vein stockwork is overprinted by quartz-sericite alteration (with classic D-type veinlets) and Upper Zone HS alteration and mineralization assemblages including alunite-dickite, covellite-pyrite and vuggy silica replacement.

Upper Zone HS epithermal mineralization at the Project occurs at depths from 450 to 850 m below surface. Lower Zone porphyry style mineralization is found from 700 to 2,200 m and is still open to the northwest at depth. The deepest drill hole intercepting Lower Zone mineralization as disclosed by Nevsun is hole TC170131A which terminated in porphyry style mineralization at 2,268.1 m.

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7.4 Upper Zone Alteration

The footprint of Čukaru Peki mineralization is directly associated with the advanced argillic alteration and has a narrow alteration front or halo of kaolinite-pyrite, which typically varies from 1–3 to 10 m wide and is noted to have a distinctive gold, lead and zinc geochemical signature.

The advanced argillic alteration assemblages observed in the UZ are typical of HS epithermal systems. Spectrometer analysis and core logging confirm the presence of quartz-alunite, quartz-alunite-dickite and locally pyrophyllite and diaspore typically associated with massive and vein/stockwork sulfide mineralization. This extends downwards forming a transition zone overprinting the LZ porphyry alteration and mineralization.

The kaolinite-pyrite (to kaolinite-smectite) envelope represents the alteration front of the mineralized body and is characterized by high gold values without copper, particularly at the margins of the high-grade copper and gold zones. Average gold grades of 1 g/t in small drillhole intervals are common, and locally higher gold values up to 10 g/t can be found. Discontinuous but anomalous values of lead and zinc (occurring as fine dissemination or veinlets of sphalerite and galena) are observed with up to 1,000 ppm zinc and lead. Crystals of native sulfur (occurring in vein-fractures and disseminations) are also commonly observed within this zone.

A more distal argillic alteration halo (outside of the kaolinite-pyrite envelope), comprising mainly smectite and montmorillonite in fractures, is noted to extend laterally for approximately 100 m around the margins of the deposit. A weak, poorly developed argillic footprint is also observed above the deposit although this is terminated at the overlying unconformity. The main argillic alteration halo occurs at the margins and beneath the UZ mineralization and is observed as a more intense clay altered zone, which may also relate to faulting.

A summary of the main alteration minerals used to model each of the UZ alteration zones is provided in Table 7.1 and a schematic illustration of the distribution of the alteration in context of the main mineralized zones is illustrated in Figure 7.9.

Table 7-1: Indicator Minerals for Alteration Assemblages

Assemblage	Unique Indicator Minerals
Advanced Argillic	Alunite, dickite or pyrophyllite. Quartz is present in this and other assemblages.
Kaolinite	Kaolinite without alunite, dickite or pyrophyllite. Commonly occurs with pyrite.
Argillic	Montmorillonite, smectite or related complex clays.
Sericite-illite (Phyllic)	Sericite, illite or related complex clays.

At depth, circa -500 m amsl, the UZ alteration footprint is interpreted to be more structurally controlled comprising a mixture of advanced argillic alteration, kaolinite, sericite-illite to sericitic assemblages and covellite-pyrite mineralization overprinting early chalcopyrite- sericite and remnant potassic alteration. This is considered to represent the transition into the LZ porphyry style mineralization and alteration.

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Figure 7.9: Typical Alteration Zonation Section Through Čukaru Peki UZ Looking Northwest, Showing the Geology, Alteration and Mineralized Units

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7.5 Lithology

The Timok deposit is located within the Bor metallogenic zone of the TMC. The deposit is hosted within Upper Cretaceous (Phase 1) andesitic volcanic rocks. The volcanic rocks are overlain conformably by an Upper Cretaceous clastic sequence (up to 250 m thick) of Senonian marls and calcareous siltstone (Oštrelj Formation) and then overlain conformably by Maastrichtian conglomerate and sandstone of the Bor Clastic Formation (Banješević, 2010, 2015). A poorly consolidated sequence of Miocene clastic sedimentary rocks (sand and gravel to sandstone, conglomerate and mudstone), up to 400 to 500 m in thickness, unconformably overlies the Upper Cretaceous clastic sequence.

The andesitic units that host Čukaru Peki and Timok LZ can be further subdivided into the following facies:

• Lava flows (coherent and autoclastic).

• Shallow intrusions (lava domes, dykes and sills).

• Various volcaniclastic rocks.

The andesites comprise medium to fine porphyritic and aphanitic hornblende-plagioclase and hornblende-biotite-plagioclase volcanic as well as various andesitic volcaniclastic and epiclastic rocks, dacitic and dacitic-andesitic sub-volcanic intrusions as stocks, sills and dikes. In the deposit, the coherent volcanic or subvolcanic units are more abundant compared with the fragmental volcanic units.

U/Pb zircon and 40Ar/39Ar age dating on volcanic units (Jelenkovic et al., 2016) in the TMC suggest Late Cretaceous (Upper Turonian to Upper Santonian) ages spanning 89.0 ± 0.6 to 84.26 ± 0.67 Ma.

Recent laser ablation zircon dating by Rakita on samples of different volcanic and sub- volcanic rocks confirm the Late Cretaceous age and show that host volcanic unit ages range from 86.4 ± 1.5 Ma to 83.2 ± 1.4 Ma. Volcanic and volcaniclastic or fragmental andesitic rocks have reported a significant population of zircon ranging 88 to 90+ Ma, which could represent inherited zircons from the older basal part of the Andesite sequence (Valencia, 2017)

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7.6 Structural Geology

7.6.1 Regional Scale

The geo-tectonic setting of the Timok region is the result of complex and multiphase subduction, collision/orogeny and large-scale oroclinal bending during post-collision tectonism throughout the Tertiary, which also involved major strike-slip faulting with overall dextral displacements in excess of 100 km. The Timok region occurs within the Getic sector of the Dacia terrane at the western margin of the Moesian craton (Figure 7.2).

Principal structures in the Getic Nappe are northwest to north-south trending fold axes, thrusts and faults (Figure 7.10). The main structures in the Mesozoic sediments are north- northwest, northwest to north-south trending open fold axes (synclines) around the basement anticlinal dome with gentle dips to northwest, west-northwest and east-northeast. There is also a number of major north-northwest and north-south trending faults and thrusts running along the margin of the TMC. Thrusts are generally westward verging, and on the local scale, there are numerous northwest, northeast and east-west trending normal faults, including the (northwest- trending) Bor Fault which displaces the Bor deposits, as described in Section 7.6.2.

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Figure 7.10: Principal Tectonic Units (and Tertiary Cover - Basins) and Structures of the Carpatho-Balkan Region of Eastern Serbia

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The extrusive and intrusive units of the TMC formed within a north-northwest to south- southeast trending pull-apart graben (Drew, 2005) produced during transcurrent and strike slip faulting generated by Late Cretaceous orogenic transpression during oblique subduction (Popov, 1974; Drew, 2005). These extensional events were followed by the intrusion of the magmas and associated hydrothermal mineralizing systems which exploited major faults and pre-existing reactivated structures that have a pronounced north-northwest trend. The magmatic and associated mineralization (porphyry and epithermal deposits) follow a pronounced north-northwest to south-southeast to north-south regional structural trend.

7.6.2 Local Scale

The Timok area went through complex multiphase tectonic compressional and extensional episodes during the Alpine Orogeny (Late Cretaceous to Tertiary). Associated volcanism and intrusive magmatism may have led to deposit formation.

Three main structural events can be recognized (Canby et al., 2015):

• An early extensional phase in the Upper Cretaceous, which caused the subsidence and formation of the TMC volcanic basin (graben) along marginal normal faults, characterized by volcanism, sedimentation and (after volcanic activity ceased) deposition of calcareous siltstones.

• A phase of compression followed (roughly normal to the current north-northwest orientation of the TMC) and period of rapid uplift led to formation of Bor clastic sediments.

• A later phase of extension, normal faulting and subsidence during the Miocene, which led to formation of sedimentary basins/deposits unconformably overlying the Late Cretaceous sedimentary units.

Major faults and most geologic units within the Timok area strike parallel to the north- northwest elongation of the TMC. In the Bor and Timok area, well-documented major structures include the Bor and Krivel faults. The former is a west-dipping high-angle reverse fault which displaces the Bor deposits upward and eastward by at least several hundred metres into their current position adjacent to or above the younger Bor clastic unit.

Deposit-scale drilling has possibly identified the ‘Bor 2’ fault beneath Miocene sediments, located to the east of the deposit, which has similar strike and dip to the Bor fault and labelled as ‘BF2’ alongside other permit-scale fault interpretations in Figure 7.4 and Figure 7.5. BF2 is considered by Rakita to represent the eastern (faulted) margin of the mineralized andesite within the Timok area.

Other prominent parallel north-northwest and east-west trending faults (lineament features) appear to be concealed beneath Miocene sediments as indicated by geophysical surveys (magnetic, gravity and CSAMT) as illustrated in Figure 7.11.

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Source: SRK, modified from Curtin university/ GEOING group d.o.o., 2014

Figure 7.11: Preliminary Seismic Interpretation (top) and Section Reference (bottom) Illustrating Numerous Faults, Looking North-Northwest

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7.6.3 Deposit Scale

At the deposit scale, the Čukaru Peki HS deposit is located at an intersection between north- northwest and east-west structural corridors (Figure 7.12). The main mineralized zone is interpreted to be largely bound within the two major faults referred to as the East and West Faults (Figure 7.12). Mineralization is also observed as largely bound to the north of the ‘South Fault’ (Figure 7.12). However, limited drilling to date has been completed to the south of this structure and therefore the current interpretation may change with additional drilling campaigns.

Significant displacement along the West Fault has been interpreted largely based on drillhole TC150091, where the steep drilling orientation results in repetition downhole of very high grade massive sulfide mineralization and stratigraphy, explained (in context of logged fault rock and visual offset in copper grade and overlying stratigraphy in adjacent holes) by offset along a major structure.

The faults have been interpreted based on 3D modelling of a combination of the visual sharp contact between the high-grade mineralization and very low-grade host rock, structural and geotechnical core logging, fault orientation data from acoustic borehole imaging (“ABI”) and also by the apparent displacement of the overlying Upper Cretaceous stratigraphic layers of marl and Bor clastic units.

In addition to the modelled faults shown in Figure 7.12, a relatively narrow, discontinuous zone of clay alteration and geotechnically weaker rock occurs at the upper margin of the lower andesite and UZ mineralized body. This is interpreted to represent the upper limits of the UZ argillic alteration front, rather than a discrete zone of faulting.

Whilst the predominantly vertical orientation of the drilling makes interpretation of the steep faulting at Čukaru Peki relatively difficult, in general the deposit-scale fault interpretations are considered to have a reasonable level of confidence. Internal zones of small-scale faulting, fracturing and zones of weaker clay altered rock within the mineralized zone have been modelled for geotechnical purposes using a combination of geotechnical logging, ABI and drill core structural logging. These do not significantly affect the geometry of the mineralization.

Beneath the UZ mineralized body (and partly along its eastern margin), a broad zone of clay and clay fractures has been modelled (as shown in Figure 7.9) based on drill core observations and geotechnical data, primarily to inform geotechnical assessment. It currently remains unclear whether this zone primarily relates to structure or alteration; however, the most recent interpretation suggests this coincides with the argillic alteration front.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Figure 7.12: 3D (Plan) Image of Major Deposit-Scale Faults Interpreted at Čukaru Peki

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8. Deposit Types

There are a number of different copper-gold deposits within the TMC, most of which are related to porphyry or epithermal style mineralization. Jelenković et al. (2016) have summarized the most significant styles of mineralization from the Bor district, including:

• Porphyry copper-gold quartz-sulfide vein/stockwork and disseminated sulfide mineralization.

• Epithermal, HS “massive sulfide” mineralization.

• Skarn and contact/carbonate replacement deposits.

• Vein/fault-controlled vein.

• Hydrothermal volcanogenic polymetallic/sulfide-bearing matrix in intrusive hydrothermal breccia mineralization.

• Mechanical transported sulfide fragments/clasts in sedimentary mineralization.

• Sediment hosted gold deposits.

The Bor copper-gold mining area is located approximately five kilometers north of the Timok Project area. Bor contains two porphyry systems (Borska Reka, Borski Potok) as well as various spatially associated bodies of HS epithermal mineralization. The HS mineralization consists of covellite, bornite and locally chalcopyrite and enargite found in masses of fine- grained pyrite and occurs in several deposits including Coka Dulkan, Tilva Mika and Tilva Ros, which were very high grade and were originally mined out from the surface. Coka Dulkan, which was discovered in 1902, contained 5.45% to 19.4% of copper and an average of 1.5 g/t gold (Jankovic et al., 2002). Novo Okno and some of the other smaller “massive sulfide” deposits shown Figure 8.1, are interpreted to have been eroded and re-deposited from the original site of mineralization.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Source: modified from Jankovic et al., 2002.

Note: Horizontal and vertical scales are the same.

Figure 8.1: Plan and Cross-Section of the Mineralization in the Bor Mining District

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9. Exploration

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

10. Drilling

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

11. Sample Preparation, Analyses and Security

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

12. Data Verification

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

13. Mineral Processing and Metallurgical Testing

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

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14. Mineral Resource Estimates

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. However, information from the public domain has been summarized below.

The mineral resource estimate for the Upper Zone was reported in Nevsun’s October 26, 2017 news release as follows.

Nevsun announced that all drilling data available for the Timok Upper Zone Project as of April 24, 2017 was made available to SRK Consulting (Canada) Inc. In comparison with the previous March 2016 mineral resource estimate issued by Nevsun, the new database includes an additional 52 exploration and resource drill holes resulting in an additional 36,639 meters. The total drilling as of April 24, 2017 consisted of 180 holes for 100,338 meters.

According to Nevsun, Mineral Resource was evaluated based on a Resource NSR ("RscNSR") cut off value based on copper, gold and arsenic, using a copper price of $3.49/lb and gold price of $1,565/oz using long term consensus forecasts with a 20% uplift as appropriate for assessing eventual economic potential of Mineral Resources. Assumed technical and economic parameters selected were based on the results of the preliminary economic assessment (“PEA”) study.

SRK considered that the blocks with a RscNSR value greater than $35 have "reasonable prospects for eventual economic extraction" and can be reported as a Mineral Resource. SRK determined a level in the block model (45 meters below the lowest mining production level), based on a 5 meter vertical block increment review, below which the RscNSR falls short of covering this cost. The reported Mineral Resource comprises all material above this elevation without re-applying an RscNSR cutoff value to individual blocks, which prevents the reporting of isolated blocks with >35 USD/tonne RscNSR situated at the base of the model.

The mineral resources were estimated by SRK using ordinary kriging and multiple passes with increasing search radii from 75 m up to 250 m and required at least two drill holes within the search volume to estimate a block grade. A final pass was used to infill any un-estimated blocks that were within 50 m of holes within the 0.2% copper equivalent grade shell.

All estimated blocks were classified as inferred mineral resources due to wide-spaced drilling and the lack of any inclined drill holes.

The 2017 Mineral Resource statement by SRK for the Upper Zone of the Čukaru Peki deposit is shown in Table 14.1.

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Table 14-1: October 26, 2017 Nevsun News Release Reporting of PEA Results Mineral Resource Statement as at April 24, 2017 for the Upper Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	Ultra-High Grade	0.44	18.7	11.70	0.29	0.082	0.17
	Massive Sulfide	1.70	6.0	4.10	0.29	0.10	0.23
Indicated	Ultra-High Grade	0.95	17.1	11.80	0.24	0.16	0.36
	Massive Sulfide	6.70	5.2	3.40	0.25	0.35	0.73
	Low grade covellite	19.00	1.9	1.10	0.17	0.36	0.70
Measured and Indicated	Ultra-High Grade	1.40	17.6	11.80	0.26	0.24	0.52
	Massive Sulfide	8.40	5.4	3.60	0.26	0.45	0.96
	Low grade covellite	19.00	1.9	1.10	0.17	0.36	0.70
Inferred	Ultra-High Grade	0.45	15.0	10.80	0.16	0.07	0.16
	Massive Sulfide	0.80	4.9	3.40	0.11	0.04	0.09
	Low grade covellite	12.70	1.0	0.44	0.05	0.12	0.18
Total-Measured		2.20	8.6	5.70	0.29	0.19	0.40
Total-Indicated		26.60	3.3	2.10	0.20	0.87	1.80
Total-Measured and Indicated		28.70	3.7	2.40	0.20	1.05	2.20
Total-Inferred		13.90	1.6	0.90	0.06	0.23	0.42

1. The RscNSR value used to report the estimate is $35/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Lower Zone NI 43-101 Mineral Resource reported in the 2018 Hatch PFS is based and reported on a US dollar per tonne cut-off of greater than $25 per tonne. Modeling, resource estimation and tabulation were completed by SRK Consulting (Canada) Inc. The deposit was modelled using Leapfrog and a 0.2% copper equivalent cut-off using 102 drill holes and 14,592 assays. Results were tabulated using a dollar equivalent using $3.00 a pound for copper and $1,400 an ounce for gold, with recoveries of 87% for copper and 69% for gold in the porphyry copper zone based on initial test work performed on representative samples. The mining method is assumed to be by block cave.

The 2018 Mineral Resource statement for the Lower Zone of the Čukaru Peki deposit is shown in Table 14.2.

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Table 14-2: SRK Mineral Resource Statement as at June 19, 2018 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6

1. The value used to report the estimate is $25/t.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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15. Mineral Reserve Estimates – Upper Zone

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. However, information from the public domain has been summarized below.

Mineral Reserve statements are based on material classed as economically recoverable Measured and Indicated Mineral Resources with dilution and mining/processing recovery factors applied. Depletion has been included in these estimates. To the knowledge of MRM, no Proven Mineral Reserves have been declared.

Factors which may affect the Mineral Reserve estimates include commodity prices and valuation assumptions; changes to the proposed sublevel cave design, geotechnical, mining, and processing plant recovery assumptions; appropriate dilution control; changes to capital and operating cost estimates.

The Mineral Reserve statement for the Čukaru Peki deposit from the 2018 Hatch PFS is presented in Table 15-1.

Table 15-1: Mineral Reserve Statement, Čukaru Peki Deposit, Republic of Serbia, March 8, 2018

Description	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	(klbs Cu)	(kOz Au)	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944,074	1,792	47
Total	27,121	3.25	2.06	0.17	1,944,074	1,792	47

Notes:

1. The Mineral Reserves and Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

2. Metal prices used include $3.00/lb Cu and $1,300/oz Au.

3. A Reserve NSR cut-off of $35/tonne was used to optimize the SLC Ring layout.

4. Contained metal figures and totals may differ due to rounding of figures.

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16. Mining Methods – Upper Zone

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

17. Recovery Methods

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

18. Project Infrastructure

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

19. Market Studies and Contracts

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

20. Environmental Studies, Permitting and Social or Community Impact

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

21. Capital and Operating Costs

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

22. Economic Analysis

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

23. Adjacent Properties

There are significant exploration assets belonging solely to Zijin in the adjacent East Timok Nikolicevo and Kraljevica exploration licenses immediately to the east and southeast of the Brestovać-Metovnica license on which exploration is at the exploration and early drilling stage (Figure 23.1). The Nikolicevo, Nikolicevo East and West, and Kraljevica licenses cover a combined area of approximately 164.57 km2 and remain relatively under-explored (with little drilling). Nevsun considered that the licenses were prospective for both Timok deposit and Bor district style porphyry and HS epithermal massive sulfide targets.

In June 2016, four additional areas surrounding the main licenses were granted to Nevsun; these included Nikolicevo East (20.92 km2) and West (2.96 km2); Coka Kupjatra East 4.78 km2) and Tilva Njagra South (2.3 km2).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction only as provided in the royalty agreement) covering the Brestovać and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.

Regarding previous owner Nevsun’s 100%-owned licenses in the TMC (formerly owned by Reservoir Minerals until June 2016), on January 26, 2016, Reservoir Minerals announced that its subsidiaries Tilva (BVI) Inc, and Global Reservoir Minerals (BVI) Inc, had completed all the conditions relating to an earn-in and joint venture agreement signed between Rio Tinto and Reservoir Minerals.

Under the terms of the agreement, Rio Tinto had the option to earn, in stages, up to a 75% interest in Nevsun’s four wholly-owned exploration licenses (the Tilva Project) as shown in Figure 23.1.

• Nikolicevo - 70.32 km2.

• Kraljevica - 70.37 km2.

• Coka Kupjatra - 40.64 km2.

• Tilva Njagra - 36.76 km2.

The geology in the East Timok licenses contains the same prospective late Cretaceous andesite volcanic sequence and key metallogenic and structural trends associated with the Timok and Bor deposits. In the Nikolicevo license, Nevsun believes that the alteration assemblages and hydrothermal breccia zones, together with copper mineralization in float and outcrop and the presence of fragmental epiclastic and volcaniclastic beds containing clasts of copper and iron sulfide mineralization and altered volcanics (observed in both outcrop and drillholes), indicate proximity to an as-yet undiscovered HS epithermal mineralization in the license area.

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Figure 23.1: Zijin (former Reservoir Minerals) JV and 100%-Owned Properties, Timok Magmatic Complex

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The Tilva-Njagra and the Coka-Kupjatra exploration licenses cover an area of 85.48 km2 and are located in the western sector of the TMC and Nevsun believes these licenses to be prospective for both epithermal gold and porphyry copper-gold mineralization. Mapping, geochemical (soil and rock chip) sampling and drilling have confirmed the presence of copper and gold mineralization within intense advanced argillic altered basaltic andesitic volcanics and hydrothermal breccias in the Lipa, Coka Kupjatra and Kumstaka prospects. Porphyry style alteration and altered volcanics were observed at the Crni Vrh and Beljevina prospects, respectively. Limited drilling also confirmed the presence of overprinted porphyry style alteration and veining at depth in the Lipa, Coka Kupjatra and Kumstaka prospects. Nevsun believes that there are further porphyry and skarn targets at the Kumstaka-Beljevina and Red River prospects.

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24. Other Relevant Data and Information

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

25. Interpretation and Conclusions

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

26. Recommendations

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

Based on the expertise of MRM it is recommended that EMX continue to request all current information related to the Timok Project from Zijin Mining Group for an independent evaluation of the Project.

MRM is unaware of any other significant factors and risks that may affect access, title, or the right or ability to continued work recommended for the Timok Project.

27. References

Aminpro, 2016. Serbia Project., Lower Zone Conceptual Testwork. March 1, 2016.

Ausenco, Pyrite Concentrate Processing Report, Report 102025-RPT-0001 Rev B, July 12, 2017

Brake, 2001. AusIMM, “The application of refrigeration in mechanized mines”, May 2001, The AusIMM Proceedings Vol. 306 No 1 2001.

Bluequest Resource AG, 2017. Report on the Timok Project (Marketing), August 2017

Bluequest Resource AG, 2018. Report on the Timk Project (Marketing), March, 2018

Brake, 2015. AusIMM “Quality assurance standards for mine ventilation models and ventilation planning”, August 2015, Proceedings of the Australian Mine Ventilation Conference.

Envico Environmental Consultants, 2016. “Permitting Procedure For Mine Development” Belgrade, July 2016

International Mining Website article regarding initial projection at Timok, April 22, 2020: https://im-mining.com/2020/04/22/zijin-bor-copper-produce-3-3-mt-ore-annually-timok-upper- zone-mine-starting-late-2021/

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Jankovic, S., Jelenkovic, R., Kozelj D. (2002). Borsko lezˇisˇte bakra izlata—The Bor Copper and Gold Deposit (298 pp.), On the occasion of 100 years since discovery Bor ore deposit, Bor Lake, RTB Bor Holding Company.

Net Smelter Returns Royalty Agreement, dated March 16th 2010 between Reservoir Capital Corp and Euromax Resources Ltd. (“Euromax Agreement”)

Nevsun Amended Annual Information Form for the year ended December 31, 2017 dated April 19, 2018

Nevsun News Release “Announces Updated PEA for Timok Upper Zone Copper Project with a US$1.5 Billion NPV and a 50% IRR” October 26, 2017

Nevsun News Release “Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS”, March 28, 2018

Nevsun News Release “Nevsun Announces Initial Inferred Resource for the Timok Lower Zone 1.7 Billion Tonnes Grading 0.86% Copper and 0.18g/t Gold Containing 31.5 Billion Pounds of Copper and 9.6 Million Ounces of Gold” June 26, 2018

Nevsun Third Quarter 2018 Management Discussion and Analysis (Q3 2018 MD&A)

PFS, 2018. Hatch Ltd., SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited., Nevsun Resources Ltd., Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia”. May 11, 2018.

PFS, 2018. Hatch Ltd., SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited., Nevsun Resources Ltd., Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Timok Copper-Gold Project, Serbia: Upper Zone Pre-Feasibility Study and Resource Estimate for the Lower Zone, August 7, 2018.

OMC, Mill Sizing Report, OMC Report No. 7208.30-RPT-001 Rev 0, April 2017

pHase Geochemistry, Review and Summary of Geochemical Data, Čukaru Peki Project, August 1, 2017

Royalty Agreement, dated November 8, 2007 between Eurasian Minerals Inc. and Preduzece Za Minarlne Sirovine See d.o.o Beograd. (“Eurasian Agreement”)

Royalty Sale Agreement, dated June 7, 2013 between Euromax Resources Ltd and Eurasian Minerals Inc

SGS, Phase II Test Program on the Čukaru Peki Deposit Ore Aging, SGS Project 15242-003 Report 1 – Ore Aging – Final Report, October 11, 2017

SGS, Prefeasibility Flotation Testing on Samples from the Čukaru Peki Deposit; SGS Project 15242-002 Report #1- Flotation Testing – Final Report, June 30, 2017

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SGS, Phase II Test Program on the Čukaru Peki Deposit, SGS Project 15242-003 – Final Report, September 29, 2017

Sillitoe, R.H., 2017. Review of the Geological Model for the Čukaru Peki Copper-Gold Deposit, Timok Belt, Serbia, Unpublished internal company report. May 2017.

SRK NA, 2016. High Level Conceptual Mining Study for Čukaru Peki Deposit 2UR021-001 Report. June 2016.

SRK NA, 2016. Čukaru Peki AH Trade-off Report 2CN010-023 Report. August 2016.

SRK NA, 2016. Čukaru Peki Mining Method Trade-off Study 2CR021-004 Report. January 2017.

SRK NA, 2017. Čukaru Peki Exploration Decline Design 2CR021-005 Report. January 2017.

SRK NA, 2017. Čukaru Peki PEA Study 2CR021-006 Report. November 2017.

Stinnette, 2013. Queen’s University, “Establishing total airflow requirements for underground metal/non-metal mines based on the diesel equipment fleet”, May 2013.

ERM, 2017. Screening and Scoping Report for Environmental Impact Assessment. Čukaru Peki Copper and Gold Mine. ERM. Draft, 29 January 2017

SRK Consulting UK Limited (SRK UK), 2016. NI43-101 Preliminary Economic Assessment of the Timok Upper Zone Deposit, Serbia, March 2016. Report UK6782.

SRK Consulting UK Limited (SRK UK), 2017. Technical Report for a Preliminary Economic Assessment of the Timok Project, Republic of Serbia, November 2017. Report 2CR021.006.

SRK Consulting UK Limited (SRK UK), 2018. Timok PFS – Draft Conceptual Closure of Underground Mining Facilities.

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28. Definitions and Abbreviations

Distance	
μm	micron (micrometre)
mm	millimetre
cm	centimetre
m	metre
km	km
" or in	inch
' or ft	foot
Area	
m^2	square metre
km^2	square km
ha	hectare
Volume	
L	litre
m^3	cubic metre
Mass	
kg	kilogram
g	gram
t	metric tonne
kt	kilotonne
lb	pound
Mt	megatonne
oz	troy ounce
w mt	w et metric tonne
dmt	dry metric tonne
Pressure	
Pa	pascal
kPa	kilopascal
MPa	megapascal
Elements and Compounds	
Au	gold
Ag	silver
As	arsenic
Cu	copper
Fe	iron
PAX	potassium amyl xanthate
Pb	altaite
S	sulphur
CuCov	copper in covellite
CuEn	copper in enargite

Other Units	
°C	degree Celsius
°F	degree Fahrenheit
m amsl	metres elev. above mean sea level
hr	hour
kW	kilow att
kWh	kilow att hour
M	million or mega
Ma	million years
MW	megaw att
ppm	parts per million
PMP	probable maximum precipitation
Q_{max}	maximum monthly flow rate
Q_{min}	minimum monthly flow rate
RL	relative level
s	second
SG	specific gravity
USD	US dollars
V	volt
W	w att
Other Abbreviations	
AAS	atomic absorption spectrometery
ABI	acoustic borehole imaging
ABTS	apuseni-banat-timok-srednogorie
AEP	annual exceedance probability
AP	accounts payable
AR	accounts receivable
ARD	acid rock drainage
AUD	Australian dollar
BEM	Balkan Exploration and Mining
BGL	below ground level
CAD	Canadian dollar
CAPEX	capital expenditure
CDA	Canadian Dam Association
CDI	Conveyor Dynamics Incorporated
CIM	Canadian Institute of Mining
COG	cut-off grade
CORR	certificate of resources and reserves
CRM	certified reference materials
CSAMT	controlled source audio magneto-telluric

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Other Abbreviations	
DCF	discounted cash flow
DR	dimension ratio
DWT	drop-w eight test
EDGM	earthquake design ground motion
EDTA	ethylene diamine tetra acetic acid
EGL	effective grinding length
EIA	environmental impact assessment
EM	electromagnetic
EMS	Elektromreža Srbije
EPCM	engineering procurement and construction management
EPS	Elecktro Privreda Srbije
ERM	environmental resource management
ESIA	environmental and social impact assessment
ETC Bulgaria	Eurotest Control EAD Laboratory in Bulgaria
EU	European Union
EUR	European dollar
FAR	fresh air raises
FMEC	Freeport-McMoRan Exploration Corp.
FS	feasibility study
G&A	general and administrative
GPS	global positioning system
GST	goods and services tax
GT	geotechnical
HDPE	high-density polyethylene
HPP	hydroelectric plant
HR	hydraulic radius
HS	high sulphidation
IAUSP	Institute of Architecture and Urban and Spatial Planning of Serbia
ICP-AES	inductively coupled plasma atomic emission spectroscopy
ICP-MS	inductively coupled plasma mass spectrometry
IDF	inflow design flood
IDW	inverse distance w eighting
IFC	International Finance Corporation
IP	induced polarization
IPCM	Institute for the Protection of Cultural Monuments
IRR	international rate of return
IRS	intact rock strength
ISO	International Organization for Standardization
IT	information technology

Other Abbreviations	
ITH	in-the-hole hammer
JK	Julius Kruttschnitt
KP	Knight Piésold
LA	low er andesite
LHD	loads-haul-dump
LOM	life of mine
LZ	low er zone
MC	master composite
MCE	maximum credible earthquake
MCS	miocene clastic sedimentary
MDE	maximum design earthquake
MIBC	methyl isobutyl carbinol
MMI	Institute for Mining and Metallurgy
MRMR	mining rock mass rating
MS	massive sulphide
Mtpa	million tonnes per annum
NA	not applicable
NBCC	National Building Code of Canada
ND	nominal diameter
NI 43-101	National Instrument 43-101
NPV	net present value
NSR	net smelter return
OHL	overhead lines
OHSAS	occupational health and safety assessment series
OK	ordinary kriging
Opex	operating expenses
P&ID	piping and instrumentation diagram
PAG	potentially acid generating
PEA	preliminary economic assessment
PFS	pre-feasibility study
PLC	programmable logic controller
PLT	point load testing
PMF	probable maximum flood
PPE	personal protective equipment
PR	poison ratio
QP	Qualified Person
RAR	return air raises
RC	refining charges
Q_R	raise-bore quality index

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Other Abbreviations	
RL	relative Level
RMR	rock mass rating
RQD	rock quality designation
RSD	Serbian dinar
RscNSR	resource net smelter return
RTB Bor	Rudarsko Topionička Basen Bor d.o.o.
SAB	SAG mill - ball mill
SABC	SAG mill - ball mill - crusher
SAG	semi-autogenous grinding
SEA	strategic environmental assessment
SEE	Southeast Europe Exploration d.o.o.
SLC	sub-level caving
SLOS	sublevel open stoping
SMS	semi massive sulphide
SPSP	special purpose spatial plan
SPT	standard penetration test
SRF	stress reduction factor
SRK	SRK Consulting (Canada) Inc.
SRK NA	SRK Consulting (North America) Inc.
SRK (UK)	SRK Consulting (United Kingdom) Inc.
SWQI	serbian w ater quality index
TC	treatment charge
TDS	total dissolved solids
TEM	technical economic model
TLV	threshold limit values
TMC	timor magmatic complex
TMF	tailings management facility
TMMB	tethyan magmatic and metallogenic belt
ToS	trade-off study
tpd	tonnes per day
TS	transmission substation
TSF	tailings storage facility
TSS	Total Suspended Solids
THUA	thickener hydraulic unit area
TUFUA	thickener underflow unit area
UA	upper andesite
UCCM	upper cretaceous Bor' conglomerate
UCMA	upper cretaceous Bor' marl
UCS	uniaxial compressive strength

Other Abbreviations	
UG	underground
UGH	ultra high grade
UTM	universal transverse mercator
UZ	upper zone
VAR	total variance
VAT	value-added tax
VRT	virgin rock temperature
VWP	vibrating w ire piezometers
WB	w et bulb temperature
WM	w aste management
XPS	express process solutions
Conversion Factors	
1 tonne	2,204.62 lb
1 troy ounce	31.1035 g

Mineral Resource Management LLC
NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia